

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

     Re: **Xunlei Limited**
              Confidential Draft Registration Statement on Form F-1
              Submitted January 7, 2014
              CIK No. 0001510593

Dear Mr. Zou:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to

process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

Prospectus Summary

4.   Please provide us your analysis of whether a discussion of your previous IPO undertaken in 2011 and the reasons that offering was not completed is material information that should be presented in the summary or in management's discussion, to more fully explain the sources of financing you have historically considered and sought in recent periods.

5.   Disclose in the summary that your existing principal shareholders directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

Business, page 1

6.   With respect to data in the prospectus that is attributed to third party sources, such as iResearch and CNNIC, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

"Conventions which apply to this prospectus," page 6

7.   Please relocate your disclosure here to follow the risk factor section. To the extent you use "PRC" or "RMB," or other acronyms in the risk factor section and throughout the prospectus, please define them the first time they appear.

Risk Factors, page 15

8.   We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

Sean Shenglong Zou
Xunlei Limited
February 3, 2014
Page 3

<u>"If we fail to continue the growth…," page 15</u>

9.   Revise this risk factor to omit the comprehensive list of risks that you face, as each of the risks appear to be addressed separately in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such material risk separately.

<u>"If we fail to keep up with technological development…," page 16</u>

10.   Disclose in this risk factor, as well as in your Management's Discussion and business disclosure, any trends related to the use of mobile devices to access your services. For example, disclose in this risk factor the percentage of your users that access your services through mobile devices or advise why this disclosure is not material to investors. In the risk factor on page 26, disclose how many of your subscribers use their mobile phone as their payment channels for your services and provide quantitative context concerning the rate of increase or decrease.

<u>"We are developing and expanding the online games market…," page 30</u>

11.   We note the disclosure in this risk factor that Shenzhen Xunlei has obtained an internet publication license for the publication of internet games and is in the process of applying for expansion of the business scope to include other internet publishing activities and that Xunlei Games is in the process of applying for an internet publication license. Please consider revising the caption of the risk factor to state, if true, that you do not currently have all of the licenses required to conduct your business activities, that you may not be able to obtain such licenses, and the consequences of the failure to obtain the required licenses. Also, where you identify the licenses or permits you are required to have to operate your businesses, please discuss the expiration or renewal dates, if any, for licenses you have and the current status of your license applications.

<u>"We may not be able to effectively identify or pursue targets for acquisitions…," page 33</u>

12.   This risk factor appears to duplicate information provided in the second risk factor on page 27. Please consider combining these risk factors, or revise to state more precisely the distinct risk that you wish to disclose in this paragraph.

<u>"If the PRC government finds that the agreements that establish…," page 37</u>

13.   Please disclose the foreign investment categories for Giganology, Xunlei Network Technologies (HK), and Xunlei Computer (Shenzhen) Co., Ltd. under the Catalogue for the Guidance of Foreign Investment Industries.

"Any failure by Shenzhen Xunlei or its shareholders…," page 39

14.   Here or elsewhere, please make clear whether the equity pledge agreements have been registered in the PRC.

"We face uncertainty with respect to indirect transfers…," page 53

15.   Please make clear the uncertainties that exist with SAT Circular 698. Additionally, provide an assessment as to how the uncertainties relate to your business and the determination that you and your shareholders have not and will not comply with its requirements.

Special Note Regarding Forward-Looking Statements, page 67

16.   We note the statements in this section that the industry publications and reports from which information in the prospectus has been derived generally indicate that the information in the reports was "obtained from sources believed to be reliable" and that although you believe the publications and reports are reliable, you have not independently verified the data. Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Corporate history and structure

Loan agreements, page 80

17.   Please clarify in this section the purpose of the loans made to Messrs. Zou, Cheng, Wang and Shi.

Management's Discussion and Results of Operations

Description of certain statement of operations items

Other internet value-added services, page 90

18.   We note that revenues from online games accounted for a material portion of your revenues for the nine months ended September 30, 2013. Please disclose in this section the percentage of your users that were paying users in fiscal years 2011, 2012 and 2013 and if particular games accounted for a material amount of your revenues in those fiscal years. Also, disclose the amount of revenue attributable to new games in each financial period and the decreases in revenue streams from older games.

Internal control over financial reporting, page 94

19.   Please expand this section to provide an estimated timetable for completion of your efforts to remediate the weaknesses in your internal control over financial reporting and to provide an estimate of the costs associated with implementation your remediation measures.

Liquidity, page 100

20.   We note your disclosure regarding risks and uncertainties related to your corporate structure and operations in the PRC, as well as references to risk factor disclosure on pages 40 and 41. We also note your disclosure in a risk factor on page 50 regarding the M&A Rules that if it is determined that the CSRC approval is required for this offering, you may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering, which could include delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by your PRC subsidiaries. Please revise your liquidity disclosure to describe the potential impact on the use of proceeds and how the PRC's interpretation of the M&A Rules could impact your liquidity and ability to fund PRC operations. Please refer to Item 5.B.1(b) of Form 20-F.

21.   We note from your risk factor on page 40 that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. Please revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

Critical Accounting Estimates

Share-based compensation, page 110

22.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

23.   For any incentive units granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Business

Our Platform

Subscription services, page 131

24.   Please clarify in this section if fees increase or decrease for subscribers at higher VIP levels.

Management

Compensation of directors and executive officers, page 169

25.   Disclose the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits to your directors an executive officers. Refer to Item 4.a of Form F-1 and Item 6.B.2 of Form 20-F.

Certain United States federal income tax considerations, page 203

26.   Please delete the word "certain" from the caption to this section as the word may imply that you have not disclosed all material United States federal income tax consequences and that shareholders cannot rely on the disclosure.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(b) Consolidation, page F-14

27.   We note your risk factor disclosure on page 42 that the Group may lose the ability to use assets held by the affiliated PRC entities that are important to the operation of your business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding. Please revise to describe this risk and uncertainty related to your VIE structure. Refer to ASC 810-10-50-2AA.

28.   We note your disclosure on page 39 that Mr. Sean Shenglong Zou owns 76% of the equity interest in Shenzhen Xunlei, the Group's variable interest entity. We further note that Mr. Zou beneficially owns 24% of the holding company and currently is entitled to appoint 2 of the 7 board members of the holding company. Please tell us the approximate change in voting power Mr. Zou will have upon establishment of the dual class structure.

(j) Intangible assets, page F-16

29.   We note your disclosure on page F-17 that for exclusive content with direct cash flows, effective April 1, 2011 you apply the guidance in ASC 926 (Entertainment—Films),

computing amortization using the individual-film forecast-computation method. Please tell us your basis for determination that the company's broadcast of exclusive content falls within the scope of ASC 926. Explain what triggered the change and why this determination was made effective April 1, 2011.

30.   Please explain to us your basis for concluding that the exclusive content with direct cash flows represents film costs as contemplated by ASC 926-20.

31.   We note your disclosure regarding barter transactions that the Group calculates an average cash transaction price for each category, transactions with established counterparties and less established counterparties. Please describe for us how you apply the individual-film-forecast-computation method to individual exclusive content, providing us with a hypothetical example of the computation. Refer to ASC 926-20-35.

32.   Your disclosure on page F-17 characterizes the change in amortization methodology, for both exclusive and non-exclusive content, as a change in accounting estimate. Please tell us your basis for concluding the change for exclusive content with direct cash flows attributable to applying different accounting guidance should be a change in accounting estimate. Refer to ASC 250-10-45-18 and 45-19.

(n) Barter transactions, page F-23

33.   We note your disclosure that the exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. Please describe for us in greater detail the nature and typical terms of barter transactions and when you began entering into such transactions. Explain the basis for your determination that these are barter transactions as defined in ASC 845-10-25-1.

Note 24. Commitments and contingencies

Litigation, page F-51

34.   We note your conclusion that the Group does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business and consolidated financial statements. Please explain further the following as it relates to these disclosures:

- Your disclosures appear to be limited to the "matters referred to above." Tell us whether there are any other pending matters, aside from the copyright infringement lawsuits that you currently discuss, that may have a material impact on your financial statements. Further, tell us how you considered these other matters when assessing materiality and revise your disclosures to clarify your conclusions.

- Your statement that the Group does not expect the "outcome" of the matters will result in a material effect is not clear. In this regard, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of amounts accrued is immaterial, or something else. Please clarify this phrase and revise your disclosures accordingly.

Note 25. Certain risks and concentrations, page F-51

35.   Please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Recent sales of unregistered securities, page II-1

36.   Please expand your disclosures to identify which Securities Act exemptions correspond to each transaction and the facts relied upon to make the cited exemptions available. For transactions for which you are claiming an exemption under Section 4(2) of the Securities Act, disclose the number of unaccredited investors in each transaction. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief - Legal

cc: <u>Via E-mail</u>
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP